UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
UNIGENE LABORATORIES, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
904753100

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 W. Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
Copy to:

Mark R. Grossmann, Esq.
Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois 60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	904753100	13D	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(1)

14	TYPE OF REPORTING PERSON

	OO
(1) Based on 92,233,551 outstanding shares of the Common Stock of the Issuer on August 2, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	904753100	13D	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(2)

14	TYPE OF REPORTING PERSON

	OO
(2) See footnote 1 above.

CUSIP No.	904753100	13D	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(3)

14	TYPE OF REPORTING PERSON

	OO
(3) See footnote 1 above.

CUSIP No.	904753100	13D	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSON Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(4)

14	TYPE OF REPORTING PERSON

	IN
(4) See footnote 1 above.

CUSIP No.	904753100	13D	Page	6	of	10 Pages
This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company; (ii) Victory Park Capital Advisors, LLC, a Delaware limited liability company; (iii) Jacob Capital, L.L.C., an Illinois limited liability company; and (iv) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following paragraph:
Effective as of July 28, 2010, the Credit Opportunities Fund and VPC Fund II, L.P., a Delaware limited partnership (the “VPC Fund”), entered into an Assignment and Assumption Agreement (the “Convertible Note Transfer Agreement”) pursuant to which the Credit Opportunities Fund sold and assigned to the VPC Fund a portion of the Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the Convertible Note Transfer Agreement, for a total purchase price of $7,500,000 in cash. The funds for such purchase were derived from the capital of the VPC Fund. The description and summary of the Convertible Note Transfer Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following paragraph:
The Credit Opportunities Fund currently plans to purchase additional shares of Common Stock, representing less than one percent of the outstanding Common Stock, in open market and/or privately negotiated transactions in the near term.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a), (b) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the Securities and Exchange Commission on August 9, 2010, 92,233,551 shares of the Common Stock of the Issuer were outstanding as of August 2, 2010. Based on the foregoing, the Subject Shares represented approximately 9.4% of the Common Stock outstanding as of such date.
The Credit Opportunities Fund is the record holder of the Subject Shares. Capital Advisors, as the investment manager of the Credit Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of)

CUSIP No.	904753100	13D	Page	7	of	10 Pages
the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Therefore, each of Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D.
As of the date hereof, none of the Reporting Persons should be deemed to be the beneficial owner of shares of Common Stock issuable upon conversion of the Convertible Notes because the Convertible Notes are not currently convertible or convertible within sixty (60) days, and, consequently, no shares of Common Stock issuable upon conversion of the Convertible Notes have been included in the number of Subject Shares reported as beneficially owned by the Reporting Persons on this Schedule 13D.
(c) Except for (i) the transfer pursuant to the Convertible Note Transfer Agreement as described in Item 3 and (ii) the grant of the Option as described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
Pursuant to the Convertible Note Transfer Agreement, effective as of July 28, 2010, the Credit Opportunities Fund sold and assigned to the VPC Fund a portion of the Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the Convertible Note Transfer Agreement, for a total purchase price of $7,500,000 in cash. The description of the Convertible Note Transfer Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.
In connection with the Convertible Note Transfer Agreement, the Credit Opportunities Fund assigned to the VPC Fund rights under the Restated Registration Rights Agreement with respect to the portion of the Convertible Note transferred by the Credit Opportunities Fund to the VPC Fund pursuant to the Convertible Note Transfer Agreement.
On August 11, 2010, the Issuer granted to Richard Levy an option to purchase 75,000 shares of Common Stock (the “Option”), at an exercise price of $0.52. The Option becomes exercisable on April 30, 2011, and expires on August 10, 2021.

CUSIP No.	904753100	13D	Page	8	of	10 Pages
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:

Exhibit 1	Assignment and Assumption Agreement, dated as of July 28, 2010, between Victory Park Credit Opportunities Master Fund, Ltd. and VPC Fund II, L.P.

CUSIP No.	904753100	13D	Page	9	of	10 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2010

VICTORY PARK CREDIT OPPORTUNITIES
MASTER FUND, LTD.

By: Name:	/s/ Richard Levy Richard Levy
Its:	Attorney-in-Fact

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By: Name:	/s/ Richard Levy Richard Levy
Title:	Sole Member

JACOB CAPITAL, L.L.C.

By: Name:	/s/ Richard Levy Richard Levy
Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy

Richard Levy

CUSIP No.	904753100	13D	Page	10	of	10 Pages
Exhibit Index

Exhibit 1	Assignment and Assumption Agreement, dated as of July 28, 2010, between Victory Park Credit Opportunities Master Fund, Ltd. and VPC Fund II, L.P.